EXHIBIT 99.25

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change June 8, 2011
Item 3	News Release The news release dated June 8, 2011 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on June 8, 2011.
Item 4
Summary of Material Change

The Company reported that one of the first holes drilled in the 2011 Brucejack Project exploration program has encountered the highest-grading gold intersection to date on the property.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated June 8, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of June, 2011

June 8, 2011	News Release 11-20

Brucejack’s Valley of the Kings Drilling Intersects 18,755 grams per tonne Gold

Vancouver, British Columbia June 8, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report that one of the first holes drilled in the 2011 Brucejack Project exploration program has encountered the highest-grading gold intersection to date on the property.  Selected intercepts from the first 85 meters drilled of hole SU-115, in the Valley of the Kings Zone, include:

•	0.6 meters with uncut grades of 18,755 grams of gold and 9,312 grams of silver per tonne (2.0 feet averaging 547.1 ounces gold and 271.6 ounces of silver per ton);
•	1.3 meters with uncut grades of 1,005 grams of gold and 577 grams of silver per tonne (4.2 feet averaging 29.3 ounces gold and 16.8 ounces of silver per ton);
•	0.5 meters with uncut grades of 4,209 grams of gold and 2,040 grams of silver per tonne (1.6 feet averaging 122.8 ounces gold and 59.5 ounces of silver per ton).

Hole SU-115, which was drilled to a total depth of 306 meters, was collared 60 meters west of previously-reported hole SU-12, which had intersected 1.5 meters grading 16,949 grams per tonne gold and 8,696 grams per tonne silver. The Valley of the Kings Zone is 50 to 100 meters in width, extends 400 meters along strike, and has been drill tested to a depth of 600 meters below surface.  High-grade gold bearing veins have been identified within this mineral corridor, and Valley of the Kings is the main focus of the +50,000-meter drill program currently underway on the Brucejack Project.

The Preliminary Economic Assessment (PEA) recently completed on a high-grade underground operation at Brucejack has been filed on SEDAR and is now available on Pretivm’s website.  An update to the PEA incorporating the results from the 2011 program will commence following completion of the 2011 program.

All eight drills are now turning on the Brucejack property, and work has begun on the access road connecting to Highway 37.

Table 1: Selected Intercepts from Drill Hole SU-115 - June 2011(1,2,3)
Hole Number	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping (ppm)
SU-115	58.5	79.5	21	16.9	152.1	3 samples cut to 130 Au, 1 cut to 2,100 Ag
Inc.	60.6	61.2	0.6	18,755	9,312	uncut
Inc.	61.2	62.48	1.28	1,005	577	uncut
Inc.	76.1	76.61	0.51	4,209	2,040	uncut
(1)True thickness to be determined.
(2)All gold samples over 130 g/t were cut to 130 g/t.
(3)Assays pending for remaining 221 meters of SU-115

All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Only partial assay results for drillhole SU-115 are reported in this release.  Full assay results for completed drilling will be reported as they are received over the course of the 2011 drilling season.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.